FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                October 28, 2003

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

       (Indicate by check market whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                  Form 20-F [ X ]        Form 40-F [   ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                             Yes [  ]     No  [ X ]

Enclosure: Press release dated October 28, 2003, announcing third quarter 2003 financial results.


                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 28, 2003           INFICON Holding AG


                                  By: /s/ Peter G. Maier
                                      .........................................
                                      Name:  Peter G. Maier
                                      Title: Vice President and Chief Financial
                                             Officer

            INFICON Announces Third Quarter 2003 Results;
   Revenue Growth of 15% Reflecting Strong Operational Performance


    SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--Oct. 28, 2003--INFICON Holding AG (SWX Swiss Exchange and NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and related industries and other industrial applications, today announced final results for the third quarter ended September 30. Results for the third quarter of fiscal 2003 include continuing operations and discontinued operations.
    Revenues for the third quarter of 2003 were $38.5 million, compared to $33.6 million for the third quarter of 2002, up 15%. Semiconductor Vacuum Instrumentation segment revenues were $8.5 million in the third quarter of 2003, compared to $9.1 million in the same quarter of 2002. General Vacuum Instrumentation segment revenues for the third quarter of 2003 were $30.0 million, compared to $24.5 million in the same period last year.
    In the third quarter, INFICON recorded a one-time $7.4 million impairment charge to write down long-lived assets in its patterning solutions product line, acquired as New Vision Systems in January of this year. As a result, the company's operating loss from continuing operations for the quarter ended September 30, 2003 was $6.8 million, including the one-time asset impairment, compared to operating income from continuing operations of $1.0 million for the third quarter of 2002.
    "The write-down is a result of the lower-than-expected financial performance for our patterning solutions product line. Although we still believe there are good long-term prospects here, continued weakness in the semiconductor photolithography segment and longer-than-expected sales cycles mandated an adjusted strategy and valuation of the business," said James Brissenden, president and chief executive officer. "As a result, we are looking at a variety of options to improve financial performance of this product line, and we are directing our efforts at medium-sized semiconductor companies, where we believe greater potential exists for these products in the near-term."
    In addition, the company recorded a loss from discontinued operations of $2.5 million related to its Ultra Clean Processing Business Unit. The divestment was structured as a management buyout, and the terms allow INFICON to recoup some of the divestment costs over the next three years. As a result, the company's net loss for the third quarter of 2003 was $8.6 million ($3.73 per diluted share - $0.37 per ADS), compared to net income of $12 thousand ($0.01 per diluted share - $0.00 per ADS) for the third quarter of 2002.
    Revenues for the nine months ended September 30, 2003 were $114.4 million compared to $97.0 million for the same period in 2002. Net loss for the period was $10.2 million ($4.39 per share - $0.44 per ADS) compared to net income of $97 thousand ($0.04 per share - $0.00 per ADS) last year. As of September 30, 2003, INFICON had $33.7 million in cash and cash equivalents, having used $2.7 million for operations and an additional $3.2 million in investing activities during the first nine months of the year.
    "From an operational point of view, excluding one-time charges, INFICON had a very solid quarter," noted Brissenden. "Revenues rose 15 percent, driven by strong sales for our environmental health and safety line of products. HAPSITE sales continued to be strong, as evidenced by the two large follow-on orders from the U.S. Department of Defense, and we began to see sales contributions from our new water security products. We also saw increased sales for our vacuum gauges, particularly for use on semiconductor physical vapor deposition tools."
    Brissenden continued, "Based on the current pipeline of opportunities and improving semiconductor fundamentals, and taking into account the benefits of additional cost reductions implemented in the third quarter which we expect to realize over the next three-to-six months, we expect to generate revenues in the range of $38 - $39 million in the fourth quarter. As a result, we expect to record income before taxes in the range of $0 - $500 thousand and net income of approximately breakeven on a GAAP basis. For the full year, we expect revenues to be in the range of $152 - $153 million, an increase of 17-18% over 2002.

    Conference Call Information

    INFICON will hold a conference call to discuss its third quarter 2003 results on Tuesday, October 28, 2003 at 10.00 a.m. EST/4.00 p.m. CET. To access the conference call, please dial +1.706.634.1033 by
9.50 a.m. EST/3.50 p.m. CET. A live webcast of the conference call will also be available in the Investor Relations section of the INFICON website, www.inficon.com. To access the replay, please dial +1.800.642.1687 (international callers dial +1.706.645.9291), reservation number 3066652. The replay will be available until 11.00 p.m. EST on November 4/5:00 a.m. CET on November 5.

    ABOUT INFICON

    INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and related industries and other industrial applications. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has world-class manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

    This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity," "potential", or "guidance". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2002 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2003. As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                          INFICON Holding AG
                   Consolidated Statements of Income
         (U.S. Dollars in thousands, except per share amounts)

                         Three Months Ended       Nine Months Ended
                            September 30,           September 30,
                           2003        2002        2003        2002
                        ---------   ---------   ---------   ---------
                       (unaudited) (unaudited) (unaudited) (unaudited)

Net sales              $  38,520   $  33,617   $ 114,434   $  96,951
Cost of sales             21,394      18,796      64,560      54,257
                        ---------   ---------   ---------   ---------
Gross profit              17,126      14,821      49,874      42,694

Research and
 development               5,022       4,281      15,409      11,829
Impairment of long
 lived assets              7,370           -       7,370           -
Selling, general and
 administrative           11,568       9,512      35,322      29,188
                        ---------   ---------   ---------   ---------
Operating Income
 (Loss) from
 continuing operations    (6,834)      1,028      (8,227)      1,677

Interest income, net         (12)       (161)       (147)       (372)

Other expense (income),
 net                         (47)        145      ( (601)        109
                        ---------   ---------   ---------   ---------
Income (loss) from
 continuing operations
 before income taxes      (6,775)      1,044      (7,479)      1,940

Provision (Benefit)
 for income taxes           (611)        217      (1,193)         10
                        ---------   ---------   ---------   ---------
Income (Loss) from
 continuing operations    (6,164)        827      (6,286)      1,930

Discontinued operations
  Income (Loss) from
   operations of
   discontinued Ultra
   Clean Operations
   (less applicable
   income tax
   provision (benefit)
   of $23  in Q3 2003
   and $(186) YTD 2003
   and $(122) in Q3
   2002 and $(274) YTD
   2002)                     151        (815)     (1,244)     (1,833)
 (Loss) on disposal of
   Ultra Clean Operations
  (including 3,015  for
   operating losses during
   phase-out period, net of
   income tax benefit of
   $392 )                 (2,623)          -      (2,623)          -
                        ---------   ---------   ---------   ---------
(Loss) from
 discontinued
 operations               (2,472)       (815)     (3,867)     (1,833)

                        ---------   ---------   ---------   ---------
Net Income (loss)      $  (8,636)  $      12   $ (10,153)  $      97
                        =========   =========   =========   =========

Earnings (loss) per
 share
Diluted
  Continuing Operations   -$2.66   $    0.36      -$2.72   $    0.83
  Discontinued
   Operations             -$1.07      -$0.35      -$1.67      -$0.79
                        ---------   ---------   ---------   ---------
  Total                   -$3.73   $    0.01      -$4.39   $    0.04 *

Basic
  Continuing Operations   -$2.66   $    0.36      -$2.72   $    0.83
  Discontinued
   Operations             -$1.07      -$0.35      -$1.67      -$0.79
                        ---------   ---------   ---------   ---------
  Total                   -$3.73   $    0.01      -$4.39   $    0.04 *

Earnings (loss) per
 ADS
(10 ADS : 1 Share)
Diluted
  Continuing Operations   -$0.27   $    0.04      -$0.27   $    0.08
  Discontinued
   Operations             -$0.11      -$0.04      -$0.17      -$0.08
                        ---------   ---------   ---------   ---------
  Total                   -$0.37 * $    0.00      -$0.44   $    0.00

Basic
  Continuing Operations   -$0.27   $    0.04      -$0.27   $    0.08
  Discontinued
   Operations             -$0.11      -$0.04      -$0.17      -$0.08
                        ---------   ---------   ---------   ---------
  Total                   -$0.37 * $    0.00      -$0.44   $    0.00

Shares used to compute net income per share

Diluted                    2,315       2,315       2,315       2,315
Basic                      2,315       2,315       2,315       2,315

* figures do not total due to rounding



                          INFICON Holding AG
                      Consolidated Balance Sheets
                      (U.S. Dollars in thousands)

                                           September 30,  December 31,
                                               2003           2002
                                             ---------      --------
                                            (unaudited)    (audited)
ASSETS

Current assets:
Cash and cash equivalents                  $     33,711  $     37,846
Trade accounts receivable, net                   19,124        15,895
Accounts receivable, affiliates                     571           417
Inventories                                      20,760        19,880
Deferred tax assets                               5,280         5,325
Other current assets                              4,292         3,065
                                              ----------    ----------
Total current assets                             83,738        82,428

Property, plant and equipment, net               20,939        21,419
Intangibles, net                                  1,607           343
Deferred tax assets                              37,975        35,664
Other assets                                      1,906         8,074
                                              ----------    ----------
Total assets                               $    146,165  $    147,928
                                              ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable, trade                    $      6,328  $      5,736
Accounts payable, affiliates                        286           172
Accrued liabilities                              14,085         9,711
Income taxes payable                                832         2,547
Deferred tax liabilities                            578           466
                                              ----------    ----------
Total current liabilities                        22,109        18,632

Deferred tax liabilities                            686           696
Other liabilities                                 2,471         1,190
                                              ----------    ----------
Total liabilities                                25,266        20,518

Stockholders' equity                            120,899       127,410
                                              ----------    ----------
Total liabilities and stockholders'
 equity                                    $    146,165  $    147,928
                                              ==========    ==========



                          INFICON Holding AG
                 Consolidated Statements of Cash Flow
                      (U.S. Dollars in thousands)

                                                  Nine Months Ended
                                                     September 30,
                                                   2003        2002
                                               ----------- -----------
                                               (unaudited) (unaudited)
Cash flows from operating activities:
Net income                                    $  (10,153) $       97
Adjustments to reconcile net income to
 net cash provided by
 operating activities:
 Depreciation, amortization and asset
  impairment                                      10,873       2,245
 Deferred taxes                                   (1,076)     (1,617)
Changes in operating assets and liabilities:
 Trade accounts receivable                        (2,293)        689
 Inventories                                          34       2,659
 Other assets                                        588        (151)
 Accounts payable                                    (46)        461
 Accrued liabilities                                  42         890
 Income taxes payable                             (1,943)      1,567
 Other liabilities                                 1,275       1,706
                                               ----------- -----------
Net cash provided by (used in) operating
 activities                                       (2,699)      8,546

Cash flows from investing activities:
Purchases of property, plant and equipment        (1,747)     (5,591)
Increase in other assets                               -      (2,500)
Purchase of Sentex Systems, Inc.                  (1,500)          -
                                               ----------- -----------
Net cash (used in) investing activities           (3,247)     (8,091)

Cash flows from financing activities:
Net cash provided by financing activities              -           -
                                               ----------- -----------
Effect of exchange rate changes on cash and
 cash equivalents                                  1,812       4,546
                                               ----------- -----------
Increase (decrease) in cash and cash
 equivalents                                      (4,135)      5,001
Cash and cash equivalents at beginning of
 period                                           37,846      33,788
                                               ----------- -----------
Cash and cash equivalents at end of period    $   33,711  $   38,789
                                               =========== ===========



    CONTACT: Corporate Contact:
             INFICON Holding AG
             Betty Ann Kram, 315-434-1122
             BettyAnn.Kram@inficon.com
              or
             European Contact:
             c-matrix group ag
             Bernhard Schweizer/Sara Koch, +41 (0) 41-769-80-40 inficon@cmatrix.ch
              or
             North American Contact:
             Lippert/Heilshorn & Associates, Inc.
             Jody Burfening/Kathy Price, 212-838-3777 jbs@lhai.com